UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A.(“Santander Brazil” or “Company”), pursuant to article 157, paragraph 4 of Law 6404/76 and to CVM Ruling 358/02, hereby makes known that, on this date, the Company’s Board of Directors approved the new buyback program of Units or American Depositary Receipts (“ADRs”) of the Company (“Buyback Program”), by the Company or by the Company´s agency in Cayman; by the Aymoré Crédito, Financiamento e Investimento S.A and/or by the Sancap Investimentos e Participações S.A., which are companies from the Santander Conglomerate, to be held in treasury or subsequently sold, pursuant to the CVM Ruling 10/80 and CVM Ruling 390/2003, due to the fact that the current Buyback Program will expire on August 24, 2013.

The Buyback Program will cover the acquisition up to 76,008,403 Units, representing 4,180,462,165 common shares and 3,800,420,150 preferred shares, or the ADRs (American Depositary Receipts) by the Company or by the Company´s agency in Cayman; by the Aymoré Crédito, Financiamento e Investimento S.A and/or by the Sancap Investimentos e Participações S.A., which are companies from the Santander Conglomerate, which, on June 30, 2013, corresponded to approximately 2% of the Company’s share capital.

On June 30, 2013, the Company held 50,850,284,508 common shares and 47,732,182,584 preferred shares being traded, pursuant to CVM Ruling 10/80.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; (2) obtain the payment of the Officers, employees on the managerial level and others Company’s employees, as well as the Companies under its control, pursuant to the National Monetary Council Resolution # 3,921, of  November 25, 2010, according to the Long Term Incentive Plan; (3) obtain the risk management resulting from the Company’s rendering of services of market maker in Brazil in some index funds, as long as the Units are included on the theoretical portfolio of the reference index of those funds, according to the applicable rules. Part of the Units repurchased will be used by the Company in order to protect itself (hedge) against the variation of the securities prices that composes the reference index, and will be bought and sold according to the Company’s management risk policy.

The Units must be acquired, at the standard of the Officers, according to the conditions of the market and legal requirements, at BM&FBovespa- Stock Exchange, Commodities and Futures, under market price, through Santander Corretora de Câmbio e Valores Mobiliários S.A., (CNPJ #51.014.223/0001-49), with head office at Av. Presidente Juscelino Kubitschek, #2041-2235- Bloco A – Vila Olímpia- São Paulo – SP.

[Free English Translation]

The ADRs must be acquired, at the standard of the Officers, according to the conditions of the market and legal requirements, at the New York Stock Exchange  (NYSE), under market price, through Santander Investment Securities Inc., U.S., brokerage company, duly constituted, according to the laws of Deleware State, U.S., with head office at 45 east 53rd street, New York, NY, 10022.

The term of the Buyback Program is 365 days counted from the end of term of the current program, which will end on August 24, 2013, which means that the current program, will start on August 24, 2013, and it will expire on August 24, 2014.

São Paulo, July 29, 2013.

Carlos Alberto Lopez Galan
Investor Relations Officer
Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer